3/12

03007564

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Corporation Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 01 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3140 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/20/03

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 December 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2002 and 2001, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2002 and 2001, and the consolidated and company results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited
Bangkok

21 February 2003

Shin Corporation Public Company Limited
Balance Sheets
As at 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	2,130,368,182	2,295,313,429	984,133,511	993,234,763
Current investments	4	610,420,000	10,425,000	600,000,000	-
Trade accounts and notes receivable, net	5	1,873,667,293	1,877,874,945	238,447,237	760,884,660
Amounts due from, advances and short-term loans to related parties	29	57,936,961	14,939,424	851,085,709	958,336,537
Inventories, net	6	439,391,361	112,708,051	-	4,827,399
Other current assets	8	857,560,417	613,868,498	24,034,540	6,047,875
Total current assets		5,969,344,214	4,925,129,347	2,697,700,997	2,723,331,234
Non-current assets					
Investments in subsidiaries, associates and joint ventures	9	23,481,835,615	18,770,061,331	28,946,287,200	24,225,794,082
Other investments	10	43,905,145	49,505,145	25,000,000	30,600,000
Loans to a related party	29	-	-	71,452,020	-
Property and equipment, net	11	11,905,421,839	6,070,430,216	55,865,850	83,222,881
Other assets					
Property and equipment under concession agreements, net	12	7,764,708,731	8,610,379,727	-	-
Goodwill, net	13	1,659,725,309	2,385,302,353	-	-
Intangible assets, net	14	339,077,600	407,440,219	40,614,187	36,602,248
Other assets		84,916,621	138,246,932	6,866,254	70,976,657
Total non-current assets		45,279,590,860	36,431,365,923	29,146,085,511	24,447,195,868
Total assets		51,248,935,074	41,356,495,270	31,843,786,508	27,170,527,102

Director ______________________ Director ______________________

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 8 to 48 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Balance Sheets (continued)
As at 31 December 2002 and 2001

	Notes	Consolidated 2002 Baht	Consolidated 2001 Baht	Company 2002 Baht	Company 2001 Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	16	2,631,597,884	5,990,098,240	-	2,727,432,422
Trade accounts and notes payable	15	1,514,954,920	1,667,579,246	4,974,668	433,848,227
Amounts due to and loans from related parties	29	3,630,574	825,333	613,592	388,226
Current portion of long-term borrowings	16	652,876,975	582,608,837	11,460,263	480,000
Current portion of long-term debentures	16	-	1,500,000,000	-	-
Current portion of forward and swap contracts payable, net	7	-	202,645,194	-	-
Accrued concession fees		629,725,672	561,659,390	-	-
Provision for liabilities and charges	17	1,725,963,542	1,768,044,563	1,725,963,542	1,768,044,563
Other current liabilities	18	1,178,699,595	1,124,793,478	125,458,722	213,916,109
Total current liabilities		8,337,449,162	13,398,254,281	1,868,470,787	5,144,109,547
Non-current liabilities					
Swap contracts payable, net	7	25,564,030	-	-	-
Long-term borrowings, net	16	8,542,720,001	3,615,185,768	219,241,871	1,217,676,524
Long-term debentures, net	16	2,967,025,510	-	2,967,025,510	-
Other liabilities		318,315,286	384,306,618	98,464,500	7,242,728
Total non-current liabilities		11,853,624,827	3,999,492,386	3,284,731,881	1,224,919,252
Total liabilities		20,191,073,989	17,397,746,667	5,153,202,668	6,369,028,799
Shareholders' equity					
Share capital					
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital - common shares	19	2,937,000,000	2,937,000,000	2,937,000,000	2,937,000,000
Warrants	19	607,940,845	-	607,940,845	-
Premium on share capital	19	4,837,500,000	4,837,500,000	4,837,500,000	4,837,500,000
Cumulative foreign currency translation adjustment		10,192,405	10,480,362	10,192,405	10,480,362
Retained earnings					
Appropriated					
Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		17,797,950,590	12,516,517,941	17,797,950,590	12,516,517,941
Total parent's shareholders' equity		26,690,583,840	20,801,498,303	26,690,583,840	20,801,498,303
Minority interests	21	4,367,277,245	3,157,250,300	-	-
Total shareholders' equity		31,057,861,085	23,958,748,603	26,690,583,840	20,801,498,303
Total liabilities and shareholders' equity		51,248,935,074	41,356,495,270	31,843,786,508	27,170,527,102

The notes to the consolidated and company financial statements on pages 8 to 48 are an integral part of these financial statements.

Shin Corporation Public Company Limited

Statements of Income

For the years ended 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Baht	Baht	Baht	Baht
Revenues					
Revenues from sales and services		9,044,035,900	8,642,180,039	337,017,043	603,936,939
Other income	22	707,822,335	2,377,645,038	358,582,889	2,198,145,264
Share of net results from investments					
- equity method	9	5,124,338,172	1,371,955,452	5,080,678,509	1,229,266,561
Total revenues		14,876,196,407	12,391,780,529	5,776,278,441	4,031,348,764
Expenses					
Cost of sales and services		6,794,570,974	6,060,461,790	113,124,537	542,293,354
Selling and administrative expenses		1,816,531,394	2,055,754,863	178,192,957	401,708,402
Directors' remuneration	23	10,616,657	3,164,634	4,743,500	1,260,000
Total expenses		8,621,719,025	8,119,381,287	296,060,994	945,261,756
Income before interest and tax		6,254,477,382	4,272,399,242	5,480,217,447	3,086,087,008
Interest expense		(504,495,414)	(691,256,956)	(198,784,798)	(150,508,185)
Income tax		(115,306,261)	(194,254,196)	-	(115,390,997)
Income before minority interests		5,634,675,707	3,386,888,090	5,281,432,649	2,820,187,826
Share of net result from subsidiaries to					
minority interests		(353,243,058)	(566,700,264)	-	-
Net income for the year		5,281,432,649	2,820,187,826	5,281,432,649	2,820,187,826
Basic and diluted earnings per share	25				
Net income for the year		1.80	0.96	1.80	0.96

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 8 to 48 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2002 and 2001

	Consolidated (Baht)							
	Issued and paid up share capital	Warrants	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2000	2,937,000,000	-	4,837,500,000	500,000,000	9,696,330,115	10,710,827	2,122,985,404	20,104,526,346
Foreign currency translation adjustment decrease during the year	-	-	-	-	-	(230,465)	-	(230,465)
Net income for the year	-	-	-	-	2,820,187,826	-	-	2,820,187,826
Minority interests increase during the year	-	-	-	-	-	-	1,034,264,896	1,034,264,896
As at 31 December 2001	2,937,000,000	-	4,837,500,000	500,000,000	12,516,517,941	10,480,362	3,157,250,300	23,958,748,603
Foreign currency translation adjustment decrease during the year	-	-	-	-	-	(287,957)	-	(287,957)
Net income for the year	-	-	-	-	5,281,432,649	-	-	5,281,432,649
Warrants, net	-	607,940,845	-	-	-	-	-	607,940,845
Minority interests increase during the year	-	-	-	-	-	-	1,210,026,945	1,210,026,945
As at 31 December 2002	2,937,000,000	607,940,845	4,837,500,000	500,000,000	17,797,950,590	10,192,405	4,367,277,245	31,057,861,085

	Company (Baht)							
	Issued and paid up share capital	Warrants	Premium on share capital	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2000	2,937,000,000	-	4,837,500,000	500,000,000	9,696,330,115	10,710,827	-	17,981,540,942
Foreign currency translation adjustment decrease during the year	-	-	-	-	-	(230,465)	-	(230,465)
Net income for the year	-	-	-	-	2,820,187,826	-	-	2,820,187,826
As at 31 December 2001	2,937,000,000	-	4,837,500,000	500,000,000	12,516,517,941	10,480,362	-	20,801,498,303
Foreign currency translation adjustment decrease during the year	-	-	-	-	-	(287,957)	-	(287,957)
Net income for the year	-	-	-	-	5,281,432,649	-	-	5,281,432,649
Warrants, net	-	607,940,845	-	-	-	-	-	607,940,845
As at 31 December 2002	2,937,000,000	607,940,845	4,837,500,000	500,000,000	17,797,950,590	10,192,405	-	26,690,583,840

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 8 to 48 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2002 and 2001

		Consolidated		Company	
		2002	2001	2002	2001
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	28	1,115,942,123	2,079,601,554	62,911,645	(118,814,310)
Cash flows from investing activities					
Investments in subsidiaries, associates, joint ventures	9	(26,966,402)	(7,030,780,058)	(26,966,402)	(8,780,229,369)
Purchases of property and equipment		(6,242,409,094)	(4,326,795,643)	(3,578,527)	(31,619,662)
Investments in intangible assets		(41,777,954)	(12,900,571)	(8,431,754)	(43,495)
Investments in property and equipment under concession agreements		(85,326,510)	(34,888,565)	-	-
(Increase) decrease in short-term investments		(599,995,000)	174,855,806	(600,000,000)	-
Payment of loans and advances to related parties		-	-	(10,000,000)	(8,164,670,000)
Receipts from loans and advances to related parties		12,926,408	7,754,670,000	45,798,808	8,200,755,874
Disposals of subsidiaries, joint venture and other companies, net of cash disposed	9	121,500,000	4,410,172,830	121,500,000	6,712,059,286
Increase in acquisition of joint venture		-	9,600,000	-	-
Acquisition of subsidiary net of cash acquired		-	(12,277,396,146)	-	-
Proceeds from disposal of equipment		12,291,157	21,548,986	99,724	688,585
Dividends received from subsidiaries and associates	9	561,914,272	497,125,772	630,438,264	471,221,300
Net cash flows from/ (used in) investing activities		(6,287,843,123)	(10,814,787,589)	148,860,113	(1,591,837,481)
Cash flows from financing activities					
Receipts from short-term loans		9,249,968,576	11,727,358,089	50,000,000	8,221,629,985
Receipts from loans from other companies		-	5,123,573,804	-	-
Receipts from long-term loans		6,426,983,283	3,828,105,702	-	1,214,386,618
Receipts from long-term debentures	16	3,000,000,000	-	3,000,000,000	-
Receipts from warrants	19	620,000,000	-	620,000,000	-
Debentures and warrants issued cost		(49,549,242)	-	(49,549,242)	-
Receipts from share capital issued in a joint venture and a subsidiary		1,800,000,000	303,600,000	-	-
Share issuance costs		(64,345,809)	-	-	-
Proceeds from share subscription		-	95,585,002	-	-
Repayments of short-term loans		(12,571,880,019)	(10,755,454,971)	(2,810,371,463)	(8,552,716,603)
Repayments of short-term loans from other companies		-	(496,650,000)	-	(313,050,000)
Repayments of long-term loans		(1,669,653,473)	(262,855,725)	(1,000,644,930)	(151,101)
Repayments of debentures		(1,655,579,149)	(1,831,700,114)	-	-
Dividends paid to minority interests		(40,048,536)	(11,163,500)	-	-
Net cash flows from/ (used in) financing activities		5,045,895,631	7,720,398,287	(190,565,635)	570,098,899
Net increase/ (decrease) in cash and cash equivalents		(126,005,369)	(1,014,787,748)	21,206,123	(1,140,552,892)
Cash and cash equivalents, opening balance		2,295,313,429	3,258,889,578	993,234,763	2,072,931,975
Unrealised gain (loss) on exchange rate		(38,939,878)	51,211,599	(30,307,375)	60,855,680
Cash and cash equivalents, closing balance		2,130,368,182	2,295,313,429	984,133,511	993,234,763

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 8 to 48 are an integral part of these financial statements.

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the years ended 31 December 2002 and 2001 are as follows:

	Consolidated		Company	
	2002	2001	2002	2001
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	591.15	572.32	116.81	152.79
Income tax paid	180.38	100.19	96.59	36.71

Non-cash transactions

Increase property and equipment from liabilities	878.06	1,072.85	-	-
Property and equipment under finance leases	13.12	-	2.94	-
Conversion of accounts payable - purchase of equipment to long-term loans	117.71	-	-	-
Acquisition of investment in an associate (Note 9 e iv)	134.60	-	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures and other related companies (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications and media industries. The Group renders satellite transponder and related services, operates a television channel, supplies and installs computer hardware and software and related services, is an Internet Service Provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, paging (concession was returned in June 2002) and provides data transmission services.

The principal business units are Shin Corporation Public Company Limited, Shin Sâtellite Public Company Limited and ITV Public Company Limited, subsidiaries, and Advanced Info Service Public Company Limited, an associate. Shin Corporation Public Company Limited, Shin Satellite Public Company Limited, ITV Public Company Limited and Advanced Info Service Public Company Limited are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to produce telephone directories, to act as a television broadcaser, and to provide domestic mobile phone networks using Wireless Local Loop technology in Cambodia, Cellular Telephone Systems and a Digital Display Paging (concession returned in June 2002) in Thailand. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay minimum fees to the relevant government agencies based on a percentage of service income or at the rate as specified in the relevant agreements, whichever is the higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions held by subsidiaries, an associate and a joint venture at 31 December 2002 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting under UHF system	Thailand	ITV Public Company Limited	July 2025
Internet services	Thailand	C.S. Communications Company Limited	April 2007
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Paging services	Thailand	Advanced Paging Company Limited (sold in September 2002)	June 2005 (concession returned in June 2002)
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Fixed phone, mobile phone, international facilities, paging and internet	Lao PDR.	Lao Telecommunications Company Limited	2021
Joint venture			
Directory publishing	Thailand	Teleinfo Media Company Limited	June 2006

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act, B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practices appointed by the Minister of Commerce under the Auditor Act, B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date which the Group, directly or indirectly, has an interest of less than one half of the voting rights or otherwise ceases to have the power to exercise control over the operations. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in note 9.

Dilution gains or losses that arise on shares issued by publicly traded subsidiaries to other investors are recognised in the income statement. Dilution gains or losses on the issuance of shares by subsidiaries that are not publicly traded are recognised if the proceeds from the sale can be objectively determined.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation. Under this method the Group includes its share of the joint venture's individual income and expenses, assets and liabilities in the relevant components of the financial statements. A list of the principal joint ventures and further details about joint ventures are set out in notes 9 and 30 respectively.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on the equity basis.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting. These are undertakings over which the Group has significant influence but does not control. Equity accounting involves recognising in the consolidated statement of income the Group's share of the associates' profit or loss for the year. The Group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. A list of the principal associates is set out in note 9.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

2.3 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, a company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currencies translation

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and the balance sheets are translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising from the translation of the net investment in foreign subsidiaries and associated undertakings, is taken to 'Cumulative foreign currency translation adjustment' in shareholders' equity. On disposal of the foreign entity, such translation differences are recognised in the income statement as part of the gain or loss on sale or disposal.

2.5 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at banks as defined in the Thai Accounting Standard with respect to the preparation of the statement of cash flows which is in line with the definition prescribed in the regulation relating to the financial statements issued under Ministerial Regulation No. 7 (B.E. 2539) under the Public Companies Limited Act B.E. 2535.

Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities more than 3 months but less than twelve months.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined as follows:

Mobile phones	First In First Out method
Spare parts	Moving weighted average method
Equipment for supply and installation contracts	Specific identification method
Paper	First In First Out method
Advertising campaigns	Specific identification method

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. Work in progress is valued using the specific identification method. Allowance is made against cost where there is diminution in value arising on obsolete and defective inventory.

2.9 Programming rights

The group company buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprise both the purchase price and other cost directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the numbers of transmission specified in the broadcasting agreement which do not exceed 2 times. If the program is broadcast twice, the cost of program rights is amortised at a rate of 80% on the first transmission and 20% on second transmission.

2.10 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the Stock Exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses on investment in available-for-sale securities in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income. On disposal of a marketable security classified as a long-term asset, amounts in revaluation and other reserves relating to that marketable security are transferred to retained earnings.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.11 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or if shorter than the lease term, based on the following useful lives:

	Years
Buildings and improvements	5 – 30
Leasehold building improvements	Lease period
Furniture, fixtures and equipment	5 - 10
Motor vehicles (including motor vehicles under finance leases)	5
Computers and equipment	3 and 5
Rental equipment	2 – 5

Borrowing costs to finance the construction of property and purchase of equipment are capitalised as part of the cost of the assets during the period of time that is required to complete and prepare the property and equipment for its intended use. Borrowing costs of Baht 356 million were capitalised in 2002 (2001 : Baht 13 million). Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, is capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amounts and are taken into account in determining operating profit.

2.12 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

Property and equipment under concession agreements	Years
Satellites	Design life (14 – 15 years)
Telemetry, tracking, command and monitoring equipment	5 to 30 years
Computer systems	5 years, not exceeding the concession term
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 to 20 years not exceeding the concession term

Borrowing costs to finance the construction of concession assets are capitalised as part of the cost of the assets during the period of time that is required to complete and prepare the assets for their intended use. No borrowing costs were capitalised in 2002 and 2001.

2.13 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired associate or subsidiary or joint venture at the date of acquisition. Goodwill is capitalised and is amortised using the straight-line method over its estimated useful life not exceeding 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2 Accounting policies (continued)

2.14 Intangible assets

Intangible assets represent proprietary software for internal use and service, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights. The intangible assets are amortised using the straight-line method over the estimated useful lives of 3 – 5 years.

2.15 Leases – where a group company is the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.16 Leases – where a group company is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.17 Long-lived assets

The Group assesses annually, or when circumstances warrant such a review, whether there is any indication that any of its long-lived assets, including goodwill and other intangible assets, may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated recoverable value of the assets is less than its carrying value. Recoverable value is determined as the higher of net selling price and value in use, determined using anticipated cash flows discounted at a rate commensurate with the risk involved. Impairment losses are charged to the statement of income.

2.18 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Current contributions to the provident funds operated for employees are charged to the statement of income as incurred.

2.19 Provisions for liabilities and charges

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.20 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue relating to long-term information technology contracts is accounted for under the percentage of completion method. The stage of completion is measured by reference to the actual cost incurred to date to estimate total costs of each contract.

Revenue from mobile phone services, transponder services and other services related to the satellite business is recognised when services are provided to the customers.

Revenue from prepaid mobile phone services and internet packages is recognised when the service is used by the customers.

Revenue from the production of advertising is recognised upon completion or publication. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when broadcast and revenue from airtime rental is recognised when the program is broadcast.

Interest income is recognised on accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.21 Advertising and production costs

Advertising costs are expensed in the financial period during which they are incurred.

Production costs comprise direct costs related to production. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.22 Research and development

Research and development costs are expensed in the financial period during which they are incurred.

2.23 Income tax

The Group calculates income tax in accordance with to the Revenue Code and records income tax on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise of foreign currency forward contracts and cross currency and interest rate swaps, are recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Cash and cash equivalents

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Cash in hand	26.77	5.12	0.02	-
Cash at banks	1,293.28	2,047.39	564.11	993.23
Investments in bills of exchange and promissory notes	810.32	242.80	420.00	-
Total cash and cash equivalents	2,130.37	2,295.31	984.13	993.23

The weighted average effective interest rate of bank deposits, bills of exchange and promissory notes was 1.24 % per annum (2001 : 1.35% per annum).

4 Current investments

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Term deposits	10.42	10.43	-	-
Investments in bills of exchange and promissory notes	600.00	-	600.00	-
Total current investments	610.42	10.43	600.00	-

The current investments with an original maturity date of more than three months and less than one year bear weighted average effective interest at the rate of 2.46% per annum (2001 : 2.03%) on a consolidated basis and 2.50% per annum (2001 : nil) on a Company basis.

As at 31 December 2002, term deposits of Baht 10.42 million of the consolidated were pledged as collateral in respect of bank guarantees.

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Trade accounts and notes receivable				
- Third parties	1,539.67	1,569.39	212.15	479.24
- Related parties (Note 29)	246.30	104.34	4.19	6.88
Accrued income				
- Third parties	284.54	520.91	2.04	268.22
- Related parties (Note 29)	193.32	201.56	20.98	7.45
Total trade accounts and notes receivable	2,263.83	2,396.20	239.36	761.79
Less allowance for doubtful accounts	(390.16)	(518.33)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,873.67	1,877.87	238.45	760.88

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Obligations under forward foreign exchange contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined amount of principal in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognised as a component of interest income or expense over the period of the agreement.

Option contracts

Foreign currency options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a predetermined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised on the balance sheets. Premiums are amortised in the statements of income on a straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value or recorded on the balance sheet.

2.25 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which disaggregates its business by service or product.

2.26 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

2.27 Dividends

Dividends proposed are payable when declared by the Board of Directors and approved by the shareholders.

2.28 Presentation of comparative information

The comparative figures have been amended to conform with reclassification of certain items in the financial statements for the year ended 31 December 2002.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Trade accounts and notes receivable, net (continued)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Current – 3 months	799.89	773.68	107.91	379.11
Overdue 3 – 6 months	204.06	218.56	42.00	34.75
Overdue 6 – 12 months	148.32	103.05	32.02	43.04
Overdue over 12 months	387.40	474.10	30.22	22.34
Total	1,539.67	1,569.39	212.15	479.24
Less allowance for doubtful accounts of third parties	(390.16)	(518.33)	(0.91)	(0.91)
Total trade accounts and notes receivable third parties, net	1,149.51	1,051.06	211.24	478.33

6 Inventories, net

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Raw materials	22.02	31.12	-	2.50
Work-in-progress	9.43	27.15	-	-
Finished goods	409.06	46.74	-	5.03
Goods-in-transit	-	15.28	-	3.43
	440.51	120.29	-	10.96
Less allowance for obsolete stock	(1.12)	(7.58)	-	(6.13)
Total inventories, net	439.39	112.71	-	4.83

7 Forward and swap contracts payable, net

	Consolidated	
	2002 Baht Million	2001 Baht Million
Contracts receivable	6,727.08	1,566.89
Contracts payable	(6,752.64)	(1,769.54)
Total forward and swap contracts payable, net	(25.56)	(202.65)
Less current portion of forward and swap contracts payable, net	-	(202.65)
Non-current portion	(25.56)	-

8 Other current assets

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Prepayments	169.31	128.72	1.55	2.12
Recoverable tax	239.63	310.57	14.92	-
Advance payments	257.53	30.98	0.17	1.34
Others	191.09	143.60	7.39	2.59
Total other current assets	857.56	613.87	24.03	6.05

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December 2002 and 2001 comprise:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Investments in subsidiaries	-	-	6,102.92	5,842.35
Investments in associates	23,481.84	18,770.06	22,735.83	18,327.99
Investments in joint ventures	-	-	107.54	55.45
Total long-term investments	23,481.84	18,770.06	28,946.29	24,225.79

b) Movements in investment in subsidiaries, associates and joint ventures for the years ended 31 December 2002 and 2001 comprise:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Opening net book value	18,770.06	13,376.73	24,225.79	19,340.36
Additions (Note 9 e ii)	134.60	7,025.62	26.97	8,780.23
Disposals (Note 9 e i)	-	-	(92.03)	(3,615.66)
Liquidated	-	-	-	(3.38)
Unrealised gain on sale of investment	-	(1,262.51)	-	(1,262.51)
Share of net results from investments	5,124.34	1,371.95	5,080.67	1,229.27
Dividends received from subsidiaries and associates	(568.18)	(497.13)	(630.44)	(471.22)
Gain on dilution (Note 9 e i)	-	-	283.28	228.07
Change from associate to subsidiary	-	(1,216.55)	-	-
Reclassification to other current liabilities (Note 32 b)	-	-	52.32	0.87
Foreign currency translation adjustment	21.02	(28.05)	(0.27)	(0.24)
Closing net book value	23,481.84	18,770.06	28,946.29	24,225.79

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows :

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited	Broadcasting of UHF system	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Shinawatra Information Technology Company Limited	Trading hardware and software and rendering service to telecommunications projects in both state and private sectors	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited (formerly Telephone Organisation of Thailand) (TOT)	Thailand	Baht
Kalamazoo IT Company Limited	Trading automobile dealership management information software and associated services (sold in December 2002)	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip
Joint ventures			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the TOT Corporation Public Company Limited	Thailand	Baht

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated –31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,894.38	22,701.84	505.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.80)	2.22	-
Lao Telecommunications Company Limited	US$96.84M	49.00	1,281.79	(504.01)	777.78	62.70
Total investments in associates			10,124.27	13,357.57	23,481.84	568.18

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

	Consolidated –31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,483.18	18,290.64	437.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	US$91.84M	49.00	1,147.19	(669.96)	477.23	59.65
Total investments in associates			9,994.67	8,775.39	18,770.06	497.13

	Company –31 December 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	1,059.40	3,127.98	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(784.57)	2,512.69	-
AD Venture Company Limited	550.00	90.91	500.00	(334.63)	165.37	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	20.41	30.41	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	190.71	262.68	119.95
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	155.11	6,102.92	124.95
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.09	8,807.46	13,928.37	22,735.83	505.48
Total investments in an associate			8,807.46	13,928.37	22,735.83	505.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(768.06)	107.54	-
Total investments in a joint venture			875.60	(768.06)	107.54	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

	Company -31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	348.49	2,417.07	-
ITV Public Company Limited	4,250.00	77.48	3,400.53	(523.68)	2,876.85	-
AD Venture Company Limited	550.00	90.91	500.00	(161.82)	338.18	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	11.96	21.96	-
SC Matchbox Company Limited	9.00	74.97	45.00	141.28	186.28	33.74
Merry International Investments Corporations	US$ 1.00	100.00	-	2.01	2.01	-
Total investments in subsidiaries			6,024.11	(181.76)	5,842.35	33.74
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,520.53	18,327.99	437.48
Total investments in an associate			8,807.46	9,520.53	18,327.99	437.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(820.15)	55.45	-
Total investments in a joint venture			875.60	(820.15)	55.45	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2002 were as follows:

i) ITV Public Company Limited (ITV)

ITV was listed on the Stock Exchange of Thailand on 13 March 2002. ITV issued an additional 300 million shares through an initial public offering during the period 27 February 2002 to 1 March 2002 at Baht 6 per share with a par value of Baht 5 per share. Total proceeds were Baht 1,800 million.

The Company also disposed of 20 million ITV shares through a public offering at the price of Baht 6 per share. As a result of the issuance of share capital of ITV and the disposal of the investment in ITV, the Company's interest in ITV decreased from 77.48% to 55.53%. The gain on dilution amounting to Baht 283.28 million (Note 22) and gain on sale of investment amounting to Baht 24.15 million (Note 22) have been recognised as income in the year ended 31 December 2002.

ii) SC Matchbox Company Limited (SMB)

On 30 April 2002, the Company acquired 224,910 ordinary shares of SMB from existing shareholders for a total amount of Baht 26.97 million, resulting in the Company's interest in SMB increasing from 74.97% to 99.96%.

iii) Advance Info Service Public Company Limited (ADVANC)

On 14 November 2002, the meeting of the Board of Directors of ADVANC approved the repurchase of its shares in order to manage the excess cash of the company. The share repurchase scheme does not exceed 90 million shares equivalent to 3.07 % of the total of the Company's issued and paid -up shares.

During the period ended 31 December 2002, ADVANC repurchased 2.16 million of its shares at the average price of Baht 32.67 per share. As a result, the Company's interest in ADVANC increased from 43.06% to 43.09%.

iv) Lao Telecommunications Company Limited

At the shareholders' meeting of Lao Telecommunications Company Limited on 24 October 2002, the shareholders passed a resolution to approve the increase of authorised share capital from 91,840,000 ordinary shares with a par value of US$ 1 per share to 96,840,000 ordinary shares with a par value of US$ 1 per share. 2,550,000 new shares were issued to Lao PDR and 2,450,000 new shares were issued to Shenington Investments Pte Ltd. All new shares were fully paid up by being offset against an inter-company loan.

10 Other investments

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Technology Ratanakosin Company Limited	-	5.60	-	5.60
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Spacecode LLC	18.90	18.90	-	-
Total other investments	43.90	49.50	25.00	30.60

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Motor vehicles & motor vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2001							
Cost	261.63	2,070.82	76.04	362.88	63.59	4,744.11	7,579.07
Less accumulated depreciation	(166.17)	(1,082.64)	(31.28)	(174.29)	(54.26)	-	(1,508.64)
Net book value	95.46	988.18	44.76	188.59	9.33	4,744.11	6,070.43
Transactions during the year ended 31 December 2002							
Additions	4.55	260.39	33.28	60.85	29.90	6,026.65	6,415.62
Disposals, net	(0.63)	(4.02)	(5.80)	(4.03)	-	-	(14.48)
Transfers, net (Note 12 and 14)	6.91	319.08	-	16.97	(28.88)	(330.66)	(16.58)
Write-offs, net	(2.18)	(3.02)	(1.12)	-	-	(6.87)	(13.19)
Impairment loss	-	-	-	(90.68)	-	-	(90.68)
Reclassification	1.95	(1.95)	-	-	-	-	-
Depreciation charge	(29.94)	(306.71)	(17.37)	(61.75)	(4.32)	-	(420.09)
Foreign currency translation adjustment	(0.01)	(16.48)	(0.04)	(0.13)	-	(8.95)	(25.61)
Closing net book value	76.11	1,235.47	53.71	109.82	6.03	10,424.28	11,905.42
As at 31 December 2002							
Cost	259.87	2,575.64	99.03	324.61	13.28	10,424.28	13,696.71
Less accumulated depreciation	(183.76)	(1,340.17)	(45.32)	(124.11)	(7.25)	-	(1,700.61)
Less provision for impairment	-	-	-	(90.68)	-	-	(90.68)
Net book value	76.11	1,235.47	53.71	109.82	6.03	10,424.28	11,905.42

	Company (Baht Million)						
	Buildings & improvements	Furniture, fixtures & Equipment	Motor vehicles & motor vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2001							
Cost	152.71	57.37	31.43	363.37	49.31	3.75	657.94
Less accumulated depreciation	(125.80)	(51.74)	(10.68)	(337.19)	(49.31)	-	(574.72)
Net book value	26.91	5.63	20.75	26.18	-	3.75	83.22
Transactions during the year ended 31 December 2002							
Additions	0.51	0.93	2.43	1.35	-	0.78	6.00
Disposals, net	-	(0.01)	-	(0.22)	-	-	(0.23)
Transfers, net (Note 14)	-	-	-	0.26	-	(4.53)	(4.27)
Write-offs, net	(1.46)	(0.06)	-	(1.86)	-	-	(3.38)
Depreciation charge	(10.06)	(1.79)	(6.41)	(7.21)	-	-	(25.47)
Closing net book value	15.90	4.70	16.77	18.50	-	-	55.87
As at 31 December 2002							
Cost	141.42	26.41	33.77	269.00	-	-	470.60
Less accumulated depreciation	(125.52)	(21.71)	(17.00)	(250.50)	-	-	(414.73)
Net book value	15.90	4.70	16.77	18.50	-	-	55.87

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11 Property and equipment, net (continued)

As at 31 December 2002, property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 1,992 million. The subsidiary is required transfer its ownership of the property and equipment to the Government of Cambodia on the expiration of the concession agreement, on 4 March 2028.

Furthermore, the consolidated property and equipment included a subsidiary's construction in progress relating to its fourth satellite, iPSTAR of Baht 8,782 million. The iPSTAR Satellite is scheduled to be completed and ready for launch at the end of 2003.

Assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 356 million were capitalised in 2002 (2001 : Baht 13 million).

12 Property and equipment under concession agreements

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2001			
Cost	10,578.40	3,300.02	13,878.42
Less accumulated amortisation	(4,515.92)	(752.12)	(5,268.04)
Net book value	6,062.48	2,547.90	8,610.38
Transactions during the year ended 31 December 2002			
Additions	-	85.33	85.33
Transfers, net (Note 11)	3.64	0.04	3.68
Amortisation	(711.72)	(222.96)	(934.68)
Closing net book value	5,354.40	2,410.31	7,764.71
As at 31 December 2002			
Cost	10,582.03	3,390.63	13,972.66
Less accumulated amortisation	(5,227.63)	(980.32)	(6,207.95)
Net book value	5,354.40	2,410.31	7,764.71

Included in satellite equipment are C - band and KU - band transponders which are rented to third parties under operating leases. It is not considered practical to allocate the net book value of this concession equipment over the transponders subject to lease.

As at 31 December 2002, the Group has the following future minimum lease receivables under non-cancellable operating leases in respect of its satellite equipment:

	Consolidated Baht Million
Less than 1 year	2,456.40
More than 1 year and less than 5 years	5,458.44
More than 5 years	1,320.46
	9,235.30

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Goodwill

	Consolidated Baht Million
As at 31 December 2001	
Cost	2,508.16
Less accumulated amortisation	(122.86)
Net book value	2,385.30
Transactions during the year ended 31 December 2002	
Disposal of investment in a subsidiary, net (Note 9 e i)	(49.00)
Decrease from dilution of interest in a subsidiary, net (Note 9 e i)	(571.25)
Amortisation	(105.32)
Closing net book value	1,659.73
As at 31 December 2002	
Cost	1,863.09
Less accumulated amortisation	(203.36)
Net book value	1,659.73

14 Intangible assets

	Consolidated Baht Million	Company Baht Million
As at 31 December 2001		
Cost	1,058.12	47.73
Less accumulated amortisation	(650.68)	(11.13)
Net book value	407.44	36.60
Transactions during the year ended 31 December 2002		
Additions	41.65	8.42
Transfer, net (note 11)	26.34	4.27
Write-off, net	(0.06)	-
Amortisation	(136.26)	(8.68)
Foreign currency translation adjustment	(0.03)	-
Closing net book value	339.08	40.61
As at 31 December 2002		
Cost	884.48	60.36
Less accumulated amortisation	(545.40)	(19.75)
Net book value	339.08	40.61

15 Trade accounts and notes payable

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Trade accounts and notes payable				
- Third parties	1,496.00	1,645.98	3.20	432.46
- Related parties (Note 29)	18.95	21.60	1.77	1.39
Total trade accounts and notes payable	1,514.95	1,667.58	4.97	433.85

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16 Borrowings

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Current				
Bank overdrafts and short-term loans from financial institutions	2,631.60	5,990.10	-	2,727.43
Current portion of long-term borrowings	649.93	581.97	10.70	-
Current portion of long-term debentures	-	1,500.00	-	-
Finance lease liabilities	2.94	0.64	0.76	0.48
	3,284.47	8,072.71	11.46	2,727.91
Non-current				
Long-term borrowings	8,530.10	3,608.91	216.14	1,215.69
Long-term debentures	2,967.03	-	2,967.03	-
Finance lease liabilities	12.62	6.27	3.10	1.98
	11,509.75	3,615.18	3,186.27	1,217.67
Total borrowings	14,794.22	11,687.89	3,197.73	3,945.58

In May 2002, the Company issued and offered 3,000,000 units of debentures at Baht 1,000 each. The debentures were unsubordinated and unsecured with a maturity period of 5 years from the issue date. The effective interest rate of thr coupon is 5.40% per annum or Baht 305.28 per unit and will be paid once only at the maturity date. However, the Company has the option to redeem the debentures at the end of the third year from the issue date. The debentures have been presented net of transaction costs.

However, regarding the aforemention debentures, the Company must comply with the conditions in the debenture agreement concerning maintaining a certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, a subsidiary entered into a US$ 389.3 million credit agreement with 3 groups of banks.

a) Loan credit agreement for US$ 184.5 million. The guarantor is United States of America Export and Import Bank. The loan is repayable within 4.5 years.
b) Loan credit agreement for US$ 79.8 million. The guarantor is a French export and import bank (Compagine Francaise d' Assurance pour le Commerce Exterieur) The loan is repayable within 9.5 years.
c) Loan credit agreement from another group of banks for US$ 125 Million. The loan is repayable within 6 years. This has no guarantors.

The loan under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-bank Offer Rate ("LIBOR") for period of six months and have fixed rate. A subsidiary pays a commitment fee on the unused portion of the facilities. In addition, regarding the aforementioned credit agreements, a subsidiary comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal begin to be repayable in 2004 , with repayment on a semi-annual basis.

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2002		
Opening balance	11,687.89	3,945.58
Additions , net	18,814.87	3,015.45
Repayments	(15,744.16)	(3,814.52)
Amortisation of discount/deferred debt issuance costs	131.92	51.22
Foreign currency translation adjustment	(96.30)	-
Closing balance	14,794.22	3,197.73

16 Borrowings (continued)

The interest rate exposure of the borrowings of the Group and the Company, before taking into account interest rate swaps, was as follows:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Total borrowings:				
- at fixed rates	6,213.98	7,215.01	3,197.73	3,945.58
- at floating rates	8,580.24	4,472.88	-	-
	14,794.22	11,687.89	3,197.73	3,945.58
Weighted average interest rates:				
- bank overdraft and short-term loans from financial institutions	2.57%	4.68%	-	4.04%
- long-term borrowings	3.25%	5.49%	5.20%	4.87%
- long-term debentures	5.40%	8.00%	5.40%	-
- finance lease liabilities	8.14%	8.18%	7.40%	7.27%

Maturity of non-current borrowings as at 31 December 2002 is as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2004	1,837.48	3.17	216.14	0.82
2005	1,456.16	3.45	-	0.88
2006	1,267.55	3.64	-	0.98
2007 and after	6,935.94	2.36	2,967.03	0.42
	11,497.13	12.62	3,183.17	3.10

Borrowing facilities

The Group and the Company have the following undrawn commited borrowing facilities:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Floating rate				
- expiry within one year	500.00	520.00	500.00	-
- expiry beyond one year	7,473.61	2,663.43	-	-
Fixed rate				
- expiry within one year	853.50	-	-	-
- expiry beyond one year	3,438.96	-	-	-
Total	12,266.07	3,183.43	500.00	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Provisions for liabilities and charges

	Consolidated and Company Baht Million
For the year ended 31 December 2002	
Opening net book value	1,768.04
Exchange rate adjustments	(42.08)
Closing net book value	1,725.96

The provision for loan guarantees relates to a guarantee issued in respect of a former subsidiary to a certain third party. In 1999, the Company sold the shares in that subsidiary to third parties; however, the Company was not released from its obligation under a corporate guarantee it has issued.

18 Other current liabilities

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Accrued expenses	581.11	516.81	52.88	117.92
Deferred income and advance receipts	84.93	155.05	-	-
Accounts payable -other	11.62	129.49	7.84	8.54
Others	501.04	323.44	64.74	87.46
Total other current liabilities	1,178.70	1,124.79	125.46	213.92

19 Share capital and premium

	For the year ended 31 December 2002			
	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Issued and paid-up share capital				
Opening balance	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	-	-	-
Closing balance	2,937.00	2,937.00	4,837.50	7,774.50

As at 31 December 2002, the total authorised number of ordinary shares was 5,000 million (31 December 2001 : 5,000 million shares) with a par value of Baht 1 per share (31 December 2001 : Baht 1 per share). Issued shares of 2,937 million shares at a par value of Baht 1 per share are fully paid. The warrants outstanding as at 31 December 2002 amount to 229 million units.

Warrants

a) Warrants issued and offered to directors and employees (ESOP)

On 26 March 2002, the meeting of the Board of Directors approved the issuance and offering of 29 million warrants, equivalent to 0.99% of the Company's total paid up share capital (before dilution), to directors and employees who are eligible for such an allocation. The warrants are in registered form and non-transferable. The term of the warrants does not exceed 5 years and there is no offering price. The first exercise date is 27 March 2003 and the last exercise date is 26 March 2007. The Security and Exchange Commission of Thailand approved this offer on 13 March 2002.

Warrants were granted to directors and employees on 27 March 2002 at Baht nil per unit. The exercise price was set at Baht 17.80 per unit, which was the share closing price as of 26 March 2002.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

19 Share capital and premium (continued)

Movements in the number of warrants outstanding are as follows:

	For the year ended 31 December 2002		
	Director Unit Thousand	Employee Unit Thousand	Total Unit Thousand
At the beginning of the year	-	-	-
Granted	18,593	10,407	29,000
Exercised	-	-	-
At the end of the year	18,593	10,407	29,000

Compensation costs related to the warrant is not recognised in these financial statements for the fair value or intrinsic value of warrants granted.

b) Warrants issued and offered to the public

In May 2002, the Company issued and offered 200 million warrants to purchase newly issued ordinary shares of the Company at Baht 3.10 each. The warrants are in registered names and transferable with the maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant per 1 ordinary share and a exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs.

Movement in the number of outstanding warrants is as follows:-

For the year ended 31 December 2002	Units Thousand
At the beginning of the year	-
Granted	200,000
Exercised	-
At the end of the year	200,000

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Minority interests

	Consolidated	
	2002 Baht Million	2001 Baht Million
Opening balance	3,157.25	2,122.98
Purchase of investment in a subsidiary	(37.24)	-
Disposal of investment in a subsidiary	42.87	-
Increased share capital by a subsidiary	891.47	-
Share of net profit of subsidiaries	353.25	566.70
Foreign currency translation adjustment	(0.27)	(3.21)
Changed status in subsidiaries, a joint venture and associates	-	392.85
Decrease of interest in subsidiary	-	89.09
Dividend payment	(40.05)	(11.16)
Closing balance	4,367.28	3,157.25

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

22 Other income

Other income for the year ended 31 December 2002 and 2001 comprised:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Gain on sales of investments	20.05	1,948.17	20.05	1,830.51
Gain on deemed disposal of interest on dilution of investment in subsidiaries and joint venture (Note 9 e i)	283.28	228.07	283.28	228.07
Interest income	48.62	132.29	40.13	103.82
Other income from transfer of account receivable	190.56	-	-	-
Others	165.31	69.12	15.12	35.75
Total other income	707.82	2,377.65	358.58	2,198.15

Other income from transfer of account receivable relates to a transaction whereby a third party company transferred an account receivable and a loan receivable which is an associated company of the Group, amounting to US$ 1.05 million (Baht 45.6 million) and Baht 145 million respectively to a subsidiary of Shin Satellite Public Company Limited. These assignments have been made under the share purchase agreement between the subsidiary and the third party company. The original loan agreement stated that the loan is interest free and the term of repayment is at call.

23 Directors' remuneration

In the year ended 31 December 2002, the remuneration of directors amounted to Baht 10.62 million (2001 : Baht 3.16 million). Directors' remuneration represents salary, provident fund, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholders.

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3-7 percent of their basic salaries. The Company's contribution is based on the service yeas of staff. The Company appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year (2002 : 2,937.00 million shares, 2001 : 2,937.00 million shares).

The outstanding warrants in connection with the directors' and employees' share option plan and public offering did not affect the diluted earnings per share since the average share price calculated from the date the warrants which were granted to the reporting period was below the exercise price of the outstanding warrants.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

25 Earnings per share (continued)

	Consolidated and Company	
	2002	2001
Net income attributable to shareholders (Baht Million)	5,281.43	2,820.18
Weighted average number of ordinary shares issued during the year (Million shares)	2,937.00	2,937.00
Basic and diluted earnings per share (Baht)	1.80	0.96

26 Operating income

The following have been charged in arriving at operating income:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Depreciation and amortisation	1,596.57	1,754.08	34.16	31.12
Impairment charge	90.68	-	-	-
Staff costs	967.26	702.94	138.98	145.60

As at 31 December 2002 the Group employed 2,488 employees (2001 : 2,068 employees) on a consolidated basis and 105 employees (2001 : 114 employees) at a Company level.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY ...

27 Segment information

Financial information by business segment is as follows:

	Consolidated - For the year ended 31 December 2002 (Baht Million)							
	Satellite communication	Wireless telecommunications	Internet business	Information technology	Advertising & media	Corporate and others	Consolidation eliminations	Group
Revenues	3,857.22	673.10	540.25	161.23	3,663.21	331.17	(182.14)	9,044.04
Share of net result from associates	-	5,124.32	0.02	-	-	-	-	5,124.34
Total revenues	3,857.22	5,797.42	540.27	161.23	3,663.21	331.17	(182.14)	14,168.38
Cost of services and sales	(2,129.02)	(334.92)	(505.23)	(139.57)	(3,604.85)	(103.92)	22.94	(6,794.57)
Segment result	1,728.20	5,462.50	35.04	21.66	58.36	227.25	(159.20)	7,373.81
Selling and administrative expenses	(704.66)	(171.40)	(191.18)	(26.10)	(721.13)	(172.55)	159.87	(1,827.15)
Operating profit (loss)	1,023.54	5,291.10	(156.14)	(4.44)	(662.77)	54.70	0.67	5,546.66
Other income, net								659.20
Finance cost								
Interest income								48.62
Interest expenses								(504.50)
Income before tax								5,749.98
Income tax								(115.31)
Income before minority interests								5,634.67
Minority interests								(353.24)
Net income								5,281.43
Other information								
Segment assets	17,006.40	2,203.02	567.24	375.42	4,230.64	5,155.12	(1,770.74)	27,767.10
Investment in equity method	-	23,479.62	2.22	-	-	-	-	23,481.84
Consolidated total assets	17,006.40	25,682.64	569.46	375.42	4,230.64	5,155.12	(1,770.74)	51,248.94
Segment liabilities	1,536.89	570.57	134.92	154.21	1,188.49	3,439.66	(1,627.89)	5,396.85
Borrowings	-	-	-	-	-	-	-	14,794.22
Consolidated total liabilities	1,536.89	570.57	134.92	154.21	1,188.49	3,439.66	(1,627.89)	20,191.07
Depreciation	213.74	68.20	66.36	13.91	32.41	25.48	-	420.10
Amortisation	726.54	-	71.16	38.28	334.01	6.48	-	1,176.47
Depreciation & amortisation	940.28	68.20	137.52	52.19	366.42	31.96	-	1,596.57

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

27 Segment information (continued)

The Group is organised into the following main business segments :

Satellite communication	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of mobile and telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Sale and installation of computer hardware and software, including specialisation in the communications sector, including telecommunications, satellite communications and microwave signals
Advertising, media and radio and television broadcasting	Airtime rental, publication of white and yellow page telephone directories and the provision of advertising services to the Group and third parties
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms practicable

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

28 Net cash flows from/ (used in) operating activities

Reconciliation of net income to cash flows from operating activities for the years ended 31 December 2002 and 2001 is as follows:

		Consolidated		Company	
	Notes	2002 Baht	2001 Baht	2002 Baht	2001 Baht
Cash flows from operating activities					
Net income for the year		5,281,432,651	2,820,187,826	5,281,432,651	2,820,187,826
Adjustment for :					
Depreciation charges	11	420,103,774	390,303,890	25,479,722	26,301,304
Amortisation charges	12 – 14	1,176,471,238	1,363,780,270	8,682,836	4,817,497
Gain on sales of investments	22	(20,053,527)	(1,948,169,864)	(20,053,526)	(1,830,511,223)
Share of net result of investments in subsidiaries, joint venture and associates	9	(5,124,338,172)	(1,371,955,452)	(5,080,678,509)	(1,229,266,561)
Gain on deemed disposal of interest on dilution of investments in a joint venture and subsidiaries	22	(283,279,067)	(228,067,358)	(283,279,066)	(228,067,358)
Unrealised (gain) loss on exchange rate		24,201,442	40,523,172	(11,776,409)	(24,183,254)
Realised (gain) loss on exchange rate		(149,387,380)	(24,957,223)	(127,634)	1,271,909
Allowance for doubtful accounts		87,831,717	79,312,855	-	(5,131,014)
Impairment of equipment		90,681,965	-	-	-
Share of net result of subsidiaries to minority interests	21	353,243,058	566,700,264	-	-
Other		(147,184,503)	61,593,026	42,009,108	41,379,495
Changes in operating assets and liabilities					
- trade accounts and notes receivable		62,075,133	(349,967,182)	522,437,422	(263,173,042)
- inventories		(308,414,521)	51,224,081	10,961,924	63,595,778
- other current assets		(180,200,470)	349,071,943	45,471,865	286,215,286
- other assets		(20,313,220)	35,894,232	651,872	28,470,045
- trade accounts and notes payable		(64,828,243)	426,418,532	(471,620,814)	206,313,391
- accrued concession		68,066,282	-	-	-
- other current liabilities		(103,222,206)	185,965,989	(97,901,569)	(17,034,389)
- accrued long-term interest		98,464,500	-	98,464,500	-
- other liabilities		(145,408,328)	(368,257,447)	(7,242,728)	-
Net cash flows from (used in) operating activities		1,115,942,123	2,079,601,554	62,911,645	(118,814,310)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related parties transactions with the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged on a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties for the years ended 31 December 2002 and 2001 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	80.19	37.39
Interest income	-	-	10.60	13.23
Dividend income	-	-	124.95	33.74
	-	-	215.74	84.36
Associates				
Consulting and management services	249.21	155.27	249.10	155.27
Computer service income	94.36	59.62	-	-
Rental and advertising income (Gross 2002 : Baht 2,083.77 million 2001 : Baht 1,560.64 million)	897.77	628.30	-	-
Interest income	-	6.60	-	6.60
Dividend income	505.48	437.48	505.48	437.48
	1,746.82	1,287.27	754.58	599.35
Joint ventures				
Consulting and management services	0.68	8.57	1.16	16.13
Computer services income	3.08	2.94	-	-
Rental and advertising income (Gross 2002 : Baht 1.49 million 2001 : Baht 31.81 million)	1.49	10.58	-	-
Interest income	-	0.15	-	0.24
	5.25	22.24	1.16	16.37
Related parties				
Computer services income	5.23	6.44	-	-
Rental and advertising income	1.29	3.69	0.10	0.01
	6.52	10.13	0.10	0.01

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	6.50	7.57
Rental and advertising expenses	-	-	13.54	6.60
	-	-	20.04	14.17
Associates				
Roaming fee	-	198.03	-	-
Rental and other expenses	111.96	184.15	0.77	1.69
	111.96	382.18	0.77	1.69
Joint ventures				
Advertising expenses	0.30	0.63	1.10	0.74
Related parties				
Rental and other expenses	85.29	86.66	25.22	27.85
Payment for work in progress	239.31	223.19	-	-
Purchases of property and services	-	137.40	-	-
	324.60	447.25	25.22	27.85

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	4.19	4.10
Associates	243.64	101.21	-	2.42
Joint ventures	0.45	0.01	-	-
Related parties	2.21	3.12	-	0.36
Total trade accounts receivable - related parties	246.30	104.34	4.19	6.88
Accrued income - related parties				
Subsidiaries	-	-	16.93	3.01
Associates	193.26	201.48	3.95	4.34
Joint ventures	0.06	-	0.10	0.09
Related parties	-	0.08	-	0.01
Total accrued income - related parties	193.32	201.56	20.98	7.45
Trade accounts payable - related parties				
Subsidiaries	-	-	1.05	0.82
Associates	14.42	17.72	0.05	0.04
Joint venture	0.05	-	-	-
Related parties	4.48	3.88	0.67	0.53
Total trade accounts payable - related parties	18.95	21.60	1.77	1.39

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

d) Amounts due from, advances and loans made to related parties as at 31 December

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	779.36	779.31
Associates	48.69	3.39	0.20	0.25
Joint ventures	0.01	0.02	0.01	0.03
Related parties	9.24	11.53	0.06	0.11
Total amounts due from and advances to related parties	57.94	14.94	779.63	779.70
Loans to related parties				
Current portion - subsidiary	-	-	71.46	178.64
Total loans to related parties	-	-	71.46	178.64
Total amounts due from, advances and loans to related parties	57.94	14.94	851.09	958.34
Long-term loans to related parties				
Subsidiary	-	-	71.45	-
Movement of loans to related parties for the year ended				
Opening balance	-	-	178.64	213.84
Addition	-	-	10.00	8,164.67
Repayment	-	-	(45.73)	(8,199.87)
Closing balance	-	-	142.91	178.64

Loans to a subsidiary bears interest at the rate of 6.50% per annum (2001 : 5.00% per annum).

The repayment period of loans to a subsidiary is within the year 2004 (2001: at call).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Related party transactions (continued)

e) Amounts due to and loans made from related parties as at 31 December

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.61	0.39
Associates	1.47	0.43	-	-
Joint venture	0.90	-	-	-
Related parties	1.26	0.40	-	-
Total amounts due to and loan from related parties	3.63	0.83	0.61	0.39

f) Other assets as at 31 December

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Customer deposits				
Associates	4.09	67.70	-	62.80
Related parties	14.35	10.94	6.83	8.18
Total other assets	18.44	78.64	6.83	70.98

g) Warrants granted to directors (Note 19)

h) Special reward program

In the second quarter of 2002, certain subsidiaries, associates and a joint venture granted rights to receive a special reward ("Special reward program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years. The rights may be exercised after the first year but within 5 years of the date on which the rights were granted. The calculation of the Special reward program is based on the improvement of operational performance of such subsidiaries, associates and joint venture between the date the rights were exercised and the date the rights were granted. However, the reward may not exceed each person' s budget. The first grant of the Special reward program to directors of the Company is 3.3 million units.

i) Comfort Letters

As at 31 December 2002 the Company and subsidiaries have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 219.72 million and US$ 23.65 million (2001: Baht 697.51 million and US$ 8.94 million). Under the term of commitments, the Company and subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY

29 Related party transactions (continued)

j) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2002, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 827.71 million (2001: Baht 788.71 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the company is committed to providing consulting and management services and other central services for a period of 1 year with options to renew. The subsidiaries, associates and joint ventures are committed to paying the Company for services in respect of the agreements amounting to approximately Baht 20.98 million per month (2001: Baht 13.50 million per month).

30 Interest in joint ventures

Teleinfo Media Company Limited

Teleinfo Media Company Limited (TMC) is a joint venture company between the Company, TOT Corporation Public Company Limited (TOT) and Singtel Yellow Pages Pte Limited (SYP). As at 31 December 2002, the interest in the joint venture of the Company, TOT and SYP is 38.25%, 36.75% and 25.00%, respectively.

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited (ADV), a 90.91% subsidiary, and NTT Communications (Thailand) (NTT Thailand), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2002, the interest in the equity share capital of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited is 47.50%, 47.50% and 5.00%, respectively.

The following amounts represent the Group's share of the assets, liabilities, revenues and loss in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Company Limited		**ArcCyber Company Limited**	
	2002 Baht Milllion	**2001 Baht Milllion**	**2002 Baht Milllion**	**2001 Baht Milllion**
Balance sheets				
Current assets	111.28	175.04	88.36	124.63
Non-current assets	114.14	121.73	18.02	123.78
Current liabilities	(118.91)	(103.85)	(8.50)	(13.26)
Non-current liabilities	(0.59)	(0.38)	-	-
Net assets (liabilities)	105.92	192.54	97.88	235.15
Income statements				
Gross revenues	270.71	265.89	23.03	8.05
Net loss for the year	(86.62)	(90.98)	(137.30)	(66.35)
Proportionate interest in joint ventures	38.25%	38.25%	47.50%	47.50%

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group and the Company make use of derivative financial instruments.

The objectives in using financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by the Management Committee before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Monthly management reports contain details of cost and market value for all derivative financial instruments. An analysis of exposures against the limits established by the Management Committee is also provided. These limits principally cover the maximum permitted exposure in respect of:

- Foreign exchange transactions
- Floating rate borrowing

Foreign currency risk

As at 31 December, the Group had outstanding foreign currency assets and liabilities after cross-currency interest rate swaps and forward foreign exchange contracts as follows :

	Consolidated			
	2002		2001	
	Currency Million	Baht Million	Currency Million	Baht Million
Assets				
US Dollars	30.91	1,332.23	41.75	1,852.17
Australian Dollars	0.36	8.69	0.35	7.69
Pounds Sterling	0.03	2.06	-	-
		1,342.98		1,859.86
Liabilities				
US Dollars	77.91	3,373.82	91.82	4,073.21
Australian Dollars	-	-	1.09	24.81
Singapore Dollars	0.01	0.28	-	-
Hong Kong Dollars	-	-	0.41	2.33
		3,374.10		4,100.35

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Financial instruments (continued)

	Company only			
	2002		2001	
	Currency Million	Baht Million	Currency Million	Baht Million
Assets				
US Dollars	10.41	448.48	20.52	906.38
Liabilities				
US Dollars	39.92	1,728.62	39.94	1,771.92

Foreign currency assets represent US dollar deposits with foreign and local banks for the future payment of foreign currency liabilities, trade accounts and note receivables and accrued income. Foreign currency liabilities represent trade accounts payable, other payables, long-term loans and provision for liabilities and charges.

The Group enters into foreign currency forward contracts, cross-currency interest rate swaps and foreign currency options. In general, the Group's policy is to enter into such contracts for 2-3 years. As at 31 December 2002, the fixed exchange rates of such contracts varied from 43.17 to 43.38 Baht per US Dollar and there were no fixed interest rates (as at 31 December 2001 : the fixed exchange rates of such contracts varied from 39.05 to 45.16 Baht per US Dollar and 21.82 Baht per Australian Dollar, and the fixed interest rate were approximately 7.65% per annum).

Cross-currency and interest rate swaps

The Group's remaining receivable related outstanding cross currency interest rate swap contracts (Company: nil) as at 31 December were as follows:

	Consolidated			
	2002		2001	
	Currency Million	Baht Million	Currency Million	Baht Million
US$	-	-	31.69	1,400.00
Total	-	-	31.69	1,400.00

Foreign currency forward contracts

The Group's outstanding foreign currency forward contracts (Company: nil) as at 31 December were as follows:

	Consolidated			
	2002		2001	
	Currency Million	Baht Million	Currency Million	Baht Million
AUD	-	-	0.19	4.20
US$	156.10	6,727.08	47.74	2,108.92
Total		6,727.08		2,113.12

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Financial instruments (continued)

Fair values

The carrying amount of cash and cash equivalents, receivables, accounts payables and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2002		2001	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	11,497.13	12,131.38	3,608.91	3,839.01

	Company			
	2002		2001	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	3,183.17	3,472.73	-	-

The fair values of cross currency and interest rate swaps and foreign exchange forward contracts and foreign currency options have been calculated based on quoted market rates from banks. A comparison of the carrying value and fair value of these instruments is as follows:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Favourable (unfavourable) foreign exchange forward contracts	49.27	(5.26)	-	-
Unfavourable cross-currency and interest rate swaps	-	(196.08)	-	-
Unfavourable foreign currency options	(51.27)	-	-	-
	(51.27)	(196.08)	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in note 1, for the operation of satellite services, a telephone directories, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever are higher, as set out in the individual agreements. The Group accounts for such commitments on a period basis as the expenditure is incurred.

Shin Satellite Public Company Limited

Under the concession agreement, Shin Satellite Public Company Limited must pay an annual fee to the Ministry of Information Communication and Technology based on certain percentages of certain service income or at minimum levels specified in the agreement, whichever is the higher. In addition, Shin Satellite Public Company Limited, according to the agreement, must transfer its ownership of all satellites, command and monitoring stations and other operating equipment to the Ministry on the dates of the completion of construction and installation.

Cambodia Shinawatra Company Limited

Cambodia Shinawatra Company Limited, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network for a period of 35 years, under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997. Under the agreement, the company will transfer its ownership of all fixed assets to the Government of Cambodia on the date of the expiration of the agreement in 2028.

Teleinfo Media Company Limited

Teleinfo Media Company Limited is required to provide a bank guarantee in the amount of Baht 200 million to TOT Corporation Public Company Limited as security for performance of its obligations under the concession (2001 : Baht 500 million).

ITV Public Company Limited

ITV Public Company Limited, a subsidiary, has an obligation to transfer all assets used for its operations to the Prime Minister's Office. As at 31 December 2002, the company has the said obligation in the amount of Baht 10,626 million (2001 : Baht 10,761 million) which will remain until the expiration date of the agreement in 2025.

b) Shareholder agreements

The Company has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited

The Company has a shareholders' agreement with Singapore Telecommunications Limited ("Singtel") in respect of equity investment in Advanced Info Services Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions as such, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments (continued)

TOT Corporation Public Company Limited

According to the shareholder agreement of the joint venture entered into by the Company and TOT Corporation Public Company Limited (TOT), the Company has a commitment to TOT to reimburse certain uncollectible accounts receivable in the joint venture. The Company has an obligation to inject the joint venture's additional share capital at the same amount of the uncollectible accounts receivable, including the cost of shares allocated to TOT. As at 31 December 2002, the outstanding balance of such accounts receivable is approximately Baht 84.73 million (2001 : Baht 138.70 million). The Company's aforementioned obligation, under which the Company must make an allocation to the other venturers in the amount of Baht 52.32 million, has been recognised as a liability in the Company's balance sheet.

The Government of the Lao People's Democratic Republic ("Lao PDR")

Lao Telecommunications Company Limited is an associate company which was established under the terms of a Master Agreement, dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, the associate company has the right to provide telecommunications services - fixed phones, mobile phones, international facilities, internet, and paging within Lao PDR for 25 years and has a 5-year exclusive right. At the end of the 25th year, Shin Corporation Public Company Limited will transfer all of its shares in Lao Telecommunications Company Limited to the Government of the Lao PDR without any charges. The Master Agreement is being amended to permit Shenington Investment Pte Ltd., a subsidiary of Shin Satellite Public Company Limited to assume the rights and obligations of Shin Corporation Public Company Limited.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December 2002 and 2001 are as follows:

	Consolidated		Company	
	2002 Baht Million	2001 Baht Million	2002 Baht Million	2001 Baht Million
Not more than 1 year	32.63	26.60	-	-
More than 1 year and not more than 5 years	43.09	0.43	-	-
More than 5 years	54.25	76.07	-	-
	129.97	103.10	-	-

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company : nil) is as follows:

		Consolidated	
	Currency	2002 Million	2001 Million
Related to iPSTAR project	US$	150.69	122.72
	NOK	10.75	0.27
Related toGSM 1800 Network	US$	7.77	4.35
Other	Baht	-	4.10
	US$	-	0.05

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Contingencies and commitments (continued)

e) Contingencies

As at 31 December 2002, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 383.60 million (2001: Baht 975.30 million) on a consolidated basis and Baht 144.18 million (2001: Baht 252.70 million) on a Company basis.

C.S. Communications Company Limited ("CSC"), a subsidiary company of SSA, was investigated by the Customs Department in respect of the completeness of the declaration of taxes paid on the importation of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation will not have any material adverse effect on CSC.

A subsidiary is a defendant in various legal actions. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

The Income tax Authority of India made an assessment against a subsidiary for withholding tax for the period year 1996-1997. However, the subsidiary' s management and the tax consultant company in India commented that this assessment will have no adverse impact on the subsidiary and a favourable decision by the Commissioner of Income Tax (Appeals) is expected by the end of February 2003.

33 The merger of businesses of C.S. Communications Company Limited ("CSC") and Loxley Information Services Company Limited

On 16 October 2002, CSC and Shin Broadband Internet (Thailand) Company Limited ("SBI") signed a share purchase agreement and a shareholders' agreement with Point Asia Dot Com Company Limited (the parent company of Loxley Information Services Company Limited) and other related shareholders in order to merge the internet businesses of CSC and Loxley Information Services Company Limited. The agreement is in the process of being implemented.

34 Promotion privileges

A subsidiary was granted promotion privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunications services to customers outside Thailand. Promotion privileges included exemption of corporate income tax for a period of eight years commencing from March of 1997, when revenue was first earned from the promoted business. The subsidiary have comply with certain terms and conditions required for promoted industries.

In 2002, the total revenue derived from BOI-promoted activities amounted to Baht 1,238 million (2001 : Baht 1,273 million).

35 Subsequent events

Cambodia incident

On 29 January 2003 a subsidiary of Shin Satellite Public Company Limited experienced the effects of the disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were looted; however, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The subsidiary is now claiming for damages from Cambodian government. These financial statements accordingly do not take account of any costs or damages claims related to the Cambodia incident.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

35 Subsequent events (continued)

Satellite Thaicom 3 incident

On 7 February 2003 the Thaicom-3 satellite of a subsidiary experienced an anomaly in its power supply system causing temporary outages for some of its customers. At present, the subsidiary is in the process of checking the background to the failure and to restoring normal service. At the date of these financial statements, the subsidiary is not able to determine the financial impact of this incident on the consolidated and company financial results and financial positions.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED